

December 18, 2014

Via E-mail
Darrell Cavens
President and Chief Executive Officer
zulily, inc.
2601 Elliott Avenue, Suite 200
Seattle, WA 98121

> **Re:** **zulily, inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2013**
> **Filed February 28, 2014**
> **File No. 1-36188**

Dear Mr. Cavens:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page 57

Note 1. The Company and Basis of Presentation, page 62

1. We note your disclosure that you grant merchandise credits to participants in your referral program when the customer referral results in a sale. We also note that merchandise credits issued through the referral program are recorded as reductions of the sales price at the date the promotion is redeemed. Please tell us how this policy complies with GAAP, including your consideration of whether merchandise credits issued through the referral program should be recorded as a liability upon issuance.

Darrell Cavens
zulily, inc.
December 18, 2014
Page 2

Note 6. Commitments and Contingencies, page 67

Sales Taxes, page 68

2. We note your disclosure that the likelihood of incurring a liability as a result of sales tax nexus being asserted by certain states where you do not currently collect sales tax reaches the threshold for reasonably possible; however, you are unable to estimate the potential exposure. Please tell us in a reasonable amount of detail why you are unable to estimate the possible loss or range of loss, including the process that was undertaken to try and estimate the possible loss or range of loss. Refer to ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

//s/ William H. Thompson

William H. Thompson
Accounting Branch Chief